Exhibit 99.2

LAKE SHORE GOLD CORP.

Condensed Consolidated Interim Financial Statements

(June 30, 2015 and 2014)

(unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited )

As at	Note	June 30, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents		$81,433	$54,370
Receivables and prepaids		3,604	3,697
Inventories and stockpiled ore	6	22,293	25,450
		107,330	83,517
Non-current assets
Available for sale financial assets	7(a)	610	708
Investments in associate	7(b)	586	586
Restricted cash		7,726	7,418
Mining interests	8	517,236	527,449
		$633,488	$619,678

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$28,969	$26,531
Current portion of finance lease obligations		7,005	7,090
Current portion of long term debt	9	—	6,590
Current portion of share based liabilities	10(b(ii))	1,820	394
Deferred premium on flow through shares	10(a)	1,056	3,128
		38,850	43,733
Non-current liabilities
Finance lease obligations		7,292	6,851
Long term debt	9	92,084	89,708
Share based liabilities	10(b(ii))	1,683	1,694
Environmental rehabilitation provision		6,499	5,640
		107,558	103,893

Equity
Share capital		1,034,642	1,033,623
Equity portion of convertible debentures		14,753	14,753
Reserves		32,526	32,297
Deficit		(594,841)	(608,621)
		487,080	472,052
		$633,488	$619,678

Commitments (notes 7(a) and 10 (a))

Subsequent events (note 14)

See accompanying notes to the condensed consolidated interim financial statements

Approved by the Board

/s/ Alan Moon	/s/ Arnold Klassen

Alan Moon	Arnold Klassen
Director, Chair of the Board of Directors	Director, Chair of the Audit Committee

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars, except per share amounts, unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2014	2015	2014

Revenue		$67,442	$75,091	$146,566	$136,550
Production costs	3	(33,789)	(32,732)	(67,220)	(62,405)
Depletion and depreciation		(19,448)	(20,301)	(41,796)	(37,798)
Earnings from mine operations		14,205	22,058	37,550	36,347

Expenses
General and administrative	10(b(ii))	(3,798)	(4,033)	(7,741)	(7,686)
Exploration and evaluation	8	(6,827)	(213)	(11,981)	(447)
Share of loss of investments in associate		—	(113)	—	(382)
Earnings from operations and associate		3,580	17,699	17,828	27,832
Other income (loss), net	4	1,160	73	2,124	(534)
Finance items	5
Finance income		175	112	389	201
Finance expense		(3,201)	(4,977)	(6,561)	(10,005)
Net earnings		$1,714	$12,907	$13,780	$17,494

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Other comprehensive loss, net of tax
Unrealized loss on available for sale investments		—	(138)	(98)	(138)
Comprehensive income		$1,714	$12,769	$13,682	$17,356

Basic and diluted earnings per share	10(c)	$0.00	$0.03	$0.03	$0.04

Weighted average number of common shares outstanding (in 000’s)	10(c)
Basic		436,002	419,019	435,763	417,840
Diluted		441,520	421,936	441,138	420,564

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2014	2015	2014

Operating Activities

Net earnings		$1,714	$12,907	$13,780	$17,494
Add (Deduct):
Depletion and depreciation		19,448	20,301	41,796	37,798
Share based payments expense	10(b(ii))	1,210	955	2,472	1,802
Share of loss of investments in associates		—	113	—	382
Other (income) loss, net		(1,160)	(73)	(2,124)	534
Finance income		(175)	(112)	(389)	(201)
Interest received		194	115	365	164
Finance expense		3,201	4,977	6,561	10,005
Interest paid		(5)	(670)	(3,248)	(4,626)
Change in non-cash operating working capital	11	1,972	(1,685)	3,041	(1,596)
Net cash provided by operating activities		26,399	36,828	62,254	61,756

Investing Activities
Additions to mining interests, including movements in working capital		(10,539)	(12,675)	(23,201)	(26,787)
Restricted cash		(308)	—	(308)	(248)
Net cash used in investing activities		(10,847)	(12,675)	(23,509)	(27,035)

Financing Activities
Long term debt payments	9(b)	(2,862)	(13,965)	(7,223)	(18,040)
Payment of finance lease obligations		(2,522)	(1,061)	(5,165)	(1,918)
Common shares issued for cash (net of share issue costs)	10(a)	—	4,961	—	4,961
Exercise of stock options		601	140	678	195
Net cash used in financing activities		(4,783)	(9,925)	(11,710)	(14,802)

Impact of foreign exchange on cash balances		(56)	(14)	28	(6)

Increase in cash and cash equivalents during the period		10,713	14,214	27,063	19,913
Cash and cash equivalents at beginning of period		70,720	38,819	54,370	33,120
Cash and cash equivalents at end of period		$81,433	$53,033	$81,433	$53,033

Supplemental cash flow information (note 11)

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

					Reserves
		Share capital		Equity portion			Investment
		Shares		of convertible		Share based	revaluation
	Note	(‘000s)	Amount	debentures	Warrants	payments	reserve	Deficit	Equity
At January 1, 2015		435,433	$1,033,623	$14,753	$2,469	$29,828	$—	$(608,621)	$472,052
Shares issued as part of impact and benefit agreement, net of share issuance costs of $15	8	50	41	—	—	—	—	—	41
Share based payments	10(b(ii))	—	—	—	—	612	—	—	612
Stock options exercised (including transfer from reserves of $285)		1,184	978	—	—	(285)	—	—	693
Net earnings and comprehensive income		—	—	—	—	—	—	13,780	13,780
Other comprehensive income, net of tax		—	—	—	—	—	(98)	—	(98)
Total comprehensive (loss) income							(98)	13,780
At June 30, 2015		436,667	$1,034,642	$14,753	$2,469	$30,155	$(98)	$(594,841)	$487,080

				Equity portion	Reserves
		Share capital		of convertible		Share based	Investment
	Note	Shares (‘000s)	Amount	debentures	Warrants	payments	revaluation reserve	Deficit	Equity
At January 1, 2014		416,620	$1,017,262	$14,753	$2,469	$28,682	$237	$(632,235)	$431,168
Flow through shares issued	10(a)	5,300	4,077	—	—	—	—	—	4,077
Shares issued as part of impact and benefit agreement		50	45	—	—	—	—	—	45
Share based payments	10(b(ii))	—	—	—	—	681	—	—	681
Stock options exercised (including transfer from share based payments reserves of $72)		225	268	—	—	(72)	—	—	196
Net income		—	—	—	—	—	—	17,494	17,494
Other comprehensive loss, net of tax		—	—	—	—	—	(138)	—	(138)
Total comprehensive loss							(138)	17,494	17,356
At June 30, 2014		422,195	$1,021,652	$14,753	$2,469	$29,291	$99	$(614,741)	$453,523
Flow through shares issued		12,900	11,575	—	—	—	—	—	11,575
Share based payments		—	—	—	—	653	—	—	653
Stock options exercised (including transfer from share based payments reserves of $116)		338	396	—	—	(116)	—	—	280
Net income and comprehensive income		—	—	—	—	—	—	6,120	6,120
Other comprehensive loss, net of tax		—	—	—	—	—	(99)	—	(99)
Total comprehensive income							(99)	6,120	—
At December 31, 2014		435,433	$1,033,623	$14,753	$2,469	$29,828	$—	$(608,621)	$472,052

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and on the NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec. The Company is in commercial production at its Timmins West Mine and Bell Creek Mine.

2.              BASIS OF PREPARATION

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2014, except as noted below under changes in accounting policies. These condensed consolidated interim financial statements do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the 2014 annual consolidated financial statements and the notes thereto. The condensed consolidated interim financial statements were approved by the Board of Directors of the Company on July 29, 2015.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in note 3 of the 2014 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements, are disclosed in note 4 of the 2014 annual consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standard, along with any consequential amendments, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.

IFRS 8, Operating Segments

On December 12, 2013 the IASB amended IFRS 8, Operating Segments (“IFRS 8”). The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments’ assets to the entity’s assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard.

On April 28, 2015, the IASB proposed to defer the mandatory effective date of IFRS 15 by one year to January 1, 2018 (with earlier application still permitted). The Company is currently evaluating the impact of IFRS 15 on its condensed consolidated interim financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its condensed consolidated interim financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early application permitted. The Company is currently evaluating the impact of these amendments on its condensed consolidated interim financial statements.

IFRS 11, Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”). The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

business. The amendments are effective for annual periods beginning on or after January 1, 2016. These amendments will not impact the Company’s condensed consolidated interim financial statements.

IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its condensed consolidated interim financial statements.

IAS 19, Employee Benefits

On November 13, 2013 the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014. IAS 19 was further amended on July 30, 2014. The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The amendments will not impact the Company’s condensed consolidated interim financial statements.

IAS 38, Intangible Assets

On May 12, 2014 the IASB amended IAS 38, Intangible Assets (“IAS 38”). The amendments clarify that an amortization method based on revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. However, the amendments provide limited circumstances when a revenue based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its condensed consolidated interim financial statements.

3.              PRODUCTION COSTS

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Raw materials and consumables	$12,859	$13,084	$28,402	$27,358
Salaries and employee benefits	10,795	9,330	20,545	18,159
Contractors	5,112	5,456	9,919	11,049
Definition and delineation drilling	976	1,093	2,010	2,394
Royalties	1,387	1,753	3,141	3,083
Rentals and operating leases	266	242	512	543
Change in inventories	2,127	1,680	2,124	(464)
Share based payments	93	88	232	183
Other	174	6	335	100
	$33,789	$32,732	$67,220	$62,405

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

4.              OTHER INCOME (LOSS), NET

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Unrealized and realized gain on embedded derivatives note 9(b(i))	$870	$803	$2,757	$1,789
Unrealized and realized foreign exchange loss, net	(902)	(804)	(2,705)	(2,397)
Amortization of deferred premium on flow through shares note 10(a)	1,192	—	2,072	—
Write down of unamortized transaction costs on loan prepayment note 9(b(ii))	—	(964)	—	(964)
Gain on deemed disposition of investment in associates note 7(a)	—	1,038	—	1,038
Other income (loss), net	$1,160	$73	$2,124	$(534)

Unrealized and realized foreign exchange loss for the three and six months ended June 30, 2015 includes $871 and $2,759, respectively, of unrealized and realized loss (same periods in 2014 —$789 and $2,391, respectively) from certain embedded derivatives (note 9(b(i)).

5.              FINANCE INCOME AND FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Interest income on bank deposits	$175	$112	$389	$201
Finance income	$175	$112	$389	$201
Borrowing costs and other interest expense	$(3,186)	$(4,958)	$(6,534)	$(9,968)
Unwinding of the discount on environmental rehabilitation provision	(15)	(19)	(27)	(37)
Finance expense	$(3,201)	$(4,977)	$(6,561)	$(10,005)
Net finance items	$(3,026)	$(4,865)	$(6,172)	$(9,804)

Borrowing costs for the three and six months ended June 30, 2015 and 2014 include the following:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Gold Loan interest expense and amortization of transaction costs note 9(b)	$197	$929	$631	$1,995
Standby Line interest expense and unwinding of discount	—	1,132	—	2,352
Debentures interest and accretion	2,814	2,671	5,615	5,319
Borrowing costs	$3,011	$4,732	$6,246	$9,666

Other interest expense includes bank charges and interest expense related to finance leases of $176 and $288, respectively for the three and six months ended June 30, 2015 (same periods in 2014 - $226 and $302, respectively).

6.              INVENTORIES AND STOCKPILED ORE

As at	June 30, 2015	December 31, 2014
Gold in circuit	$7,926	$8,170
Stockpiled ore	2,843	4,304
Bullion	3,046	5,118
Materials and supplies inventory	8,478	7,858
	$22,293	$25,450

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

The cost of inventories and stockpiled ore recognized as an expense during the three and six months ended June 30, 2015 (excluding royalty expense of $1,387 and $3,141, respectively) is $32,402 and $64,079 (same periods in 2014 — $30,979 and $59,322, respectively, excluding royalty expense of $1,753 and $3,083). There were no write downs or reversals of write downs of inventory to net realizable value during the three and six months ended June 30, 2015 and 2014.

7.              AVAILABLE FOR SALE FINANCIAL ASSETS AND INVESTMENT IN ASSOCIATE

(a)         Available for sale financial asset

In connection with the sale in 2012 of the Company’s Mexican property portfolio to IDM Mining Ltd. (“IDM”), IDM agreed to pay to the Company, on or before December 31, 2017, $5,000 or, at IDM’s election, issue common shares of IDM having an equivalent market value (subject to an upper limit of 25 million shares). On June 10, 2015, the Company and IDM, signed a letter of intent (‘the “letter of intent”) whereby it was agreed that conditional upon and in connection with the closing of a non-brokered private placement (the “Financing”) announced by IDM, the Company will agree to accept the following in full satisfaction of the $5,000 obligation:

•                  7,500,000 common shares of IDM;

•                  Warrants to acquire 20,000,000 common shares of IDM at an exercise price of $0.20 per common share, exercisable at any time during the 60 months following issuance, provided that if IDM shares trade on a public market at or above a price of $0.40 per share for 20 consecutive trading days (subject to standard adjustment provisions in the event of any stock split or consolidation), the Company will be required to exercise the warrants within 30 days.

The Company also agreed to participate in the Financing in the amount of $250 by acquiring 2,500,000 common shares and warrants to acquire 1,250,000 common shares at a purchase price of $0.15 at any time during the 24 months following issuance. For so long as the Company holds common shares of IDM representing not less than 9.9% of the issued and outstanding common shares of IDM, Lake Shore Gold shall have the right, but not the obligation, to nominate one director to the board of directors of IDM.

The Financing is subject to shareholder and other regulatory approvals.

The Company currently holds 4,452,290 shares of IDM, representing approximately 9% of IDM’s issued and outstanding shares, and would hold approximately 19% (not including the exercise of any warrants) following the completion of the transaction.

In the second quarter of 2014, the Company’s interest in IDM was diluted to 11.6% (from 22.5%) reflecting Lake Shore Gold’s decision to not participate in a financing by IDM; the investment in IDM was transferred from investments in associates to to available for sale investments since IDM was no longer considered an associate of the Company and the Company recorded a gain of $1,038 on the transfer.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

(b)         Investment in associate

The Company’s investment in associate is as follows:

	June 30, 2015		December 31, 2014
As at	Net book value	Fair value	Net book value	Fair value
Northern Superior Resources Inc.	$586	$1,573	$586	$1,123

8.              MINING INTERESTS

Period ended June 30, 2015	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2015	$455,240	$105,182	$560,422	$191,001	$751,423
Additions, including transfer from construction in progress of $3,337	20,949	—	20,949	8,329	29,278
Construction in progress	—	—	—	(303)	(303)
Acquisition of mining interest	—	709	709	—	709
Change in estimate and discount rate (environmental closure assets)	847	—	847	—	847
Disposals	—	—	—	(1,991)	(1,991)
Cost at June 30, 2015	$477,036	$105,891	$582,927	$197,036	$779,963
Accumulated depreciation and depletion
At January 1, 2015	$153,256	$—	$153,256	$70,718	$223,974
Depreciation	—	—	—	6,307	6,307
Depletion	34,428	—	34,428	—	34,428
Disposals	—	—	—	(1,982)	(1,982)
Accumulated depreciation and depletion at June 30, 2015	$187,684	$—	$187,684	$75,043	$262,727
Carrying value at June 30, 2015	$289,352	$105,891	$395,243	$121,993	$517,236

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Year ended December 31, 2014	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2014	$412,059	$104,509	$516,568	$165,666	$682,234
Additions	43,181	673	43,854	20,781	64,635
Construction in progress	—	—	—	4,554	4,554
Cost at December 31, 2014	$455,240	$105,182	$560,422	$191,001	$751,423
Accumulated depreciation and depletion
At January 1, 2014	$93,228	$—	$93,228	$57,421	$150,649
Depreciation	—	—	—	13,297	13,297
Depletion	60,028	—	60,028	—	60,028
Accumulated depreciation and depletion at December 31, 2014	$153,256	$—	$153,256	$70,718	$223,974
Carrying amount at December 31, 2014	$301,984	$105,182	$407,166	$120,283	$527,449

On January 5, 2015, the Company entered into an agreement to acquire a 100% interest in the Vogel property, located contiguous to the Bell Creek Mine, for $654; the agreement closed on March 3, 2015. Previously the Company had a mining lease on the property and was paying an advance royalty.

During the first quarter of 2015, the Company issued 50,000 common shares to certain First Nation communities, under an Impact and Benefits Agreement, valued at $56 and capitalized in mining interests.

The depreciation of plant and equipment utilized in capital development is capitalized ($204 and $545, respectively for the three and six months ended June 30, 2015; $306 and $651, respectively for same periods in 2014).

Exploration Spending

Exploration and evaluation of $6,827 and $11,981, respectively for the three and six months ended June 30, 2015, includes $6,571 and $11,447, respectively, on drilling and other exploration work at the 144 property ($213 and $447 for the same periods in 2014, respectively, with $Nil spending at the 144 property in both periods).

9.              LONG TERM DEBT

As at	June 30, 2015	December 31, 2014
Convertible Debentures (a)	$92,084	$89,708
Gold Loan (b)	—	$6,590
	$92,084	$96,298
Current portion of long term debt (b)	—	6,590
Long term debt	$92,084	$89,708

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

(a)         Convertible Debentures

As at	June 30, 2015	December 31, 2014
Balance at beginning of period	$89,708	$85,292
Interest expense and unwinding of discount	5,615	10,885
Interest payments	(3,239)	(6,469)
	$92,084	$89,708

In September 2012, the Company issued 103,500 at $1.0 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bears annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting on March 31, 2013, and maturing on September 30, 2017.

The Debenture holders may convert the Debentures at their option at any time prior to the maturity date. The Debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares for every $1.0 amount principal of the Debentures, subject to adjustment in certain events.

The Debentures are redeemable in cash or in the Company’s shares starting from September 30, 2015 provided the volume weighted average price of the Company’s shares on the TSX for 20 consecutive trading days ending five days prior to the date on which notice of redemption is given (the “current market price”) is at least $1.82 per common share. The number of shares to be issued will be determined by dividing the principal amount of Debentures to be redeemed by 95% of the current market price.

The Company may purchase the Debentures in the market at any time, subject to regulatory requirements.

The option of the holders to convert the Debentures into common shares of the Company resulted in the Debentures being accounted for as a compound financial instrument with $82,512 recorded at inception as long term debt and $20,988 as equity (the latter representing the value of the holder conversion option). The debt component is subsequently measured at amortized cost using the effective interest rate method.

(b)         Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a financing agreement (“Initial Agreement”) with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured by the material assets of the Company. The Facility involved two components: a $35,000 gold loan (the “Gold Loan”), payable monthly starting on January 31, 2013 to May 31, 2015; and, a standby line of credit (the “Standby Line”) for an additional $35,000. The transaction closed on July 16, 2012, at which time the Company received $35,000 for the Gold Loan. The Standby Line of $35,000 was fully drawn on February 1, 2013. The annual interest rate for the Standby Line was 9.75% compounded monthly.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company agreed to repay the Standby Line through 18 equal monthly payments starting on June 30, 2015 with the final payment due on November 30, 2016; previously, the Standby Line was due in full on January 1, 2015.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

The Gold Loan was repaid through monthly cash payments based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment, with the last payment made on May 29, 2015. The Standby Line was fully repaid as at December 31, 2014.

The Sprott debt facility had certain financial covenants, as disclosed in note 17 of the Company’s annual consolidated financial statements. The Company was in full compliance with all debt covenants throughout the period from January 1, 2015 through the date of the last payment, May 29, 2015 and throughout the year ended December 31, 2014.

(i)            Gold Loan

As at	June 30, 2015	December 31, 2014
Accreted principal, net of unamortized transaction costs	$—	$7,315
Embedded Derivative asset	—	(1,412)
Minimum Return Derivative liability	—	687
	$—	$6,590
Current portion of Gold Loan	$—	7,315
Current portion of embedded derivative asset	—	(725)
Long term portion of Gold Loan	$—	$—

As a result of the indexation of the principal repayments to the movement in the price of gold, the Gold Loan contained a derivative which was embedded in the Canadian dollar denominated debt instrument (the “Embedded Derivative”). The Embedded Derivative was marked to market at each period end with changes in fair value recorded as other income (loss) and foreign exchange gain (loss), the latter representing the impact of changes in the US$/Canadian$ exchange rate on the fair value of the derivative.

The Modification Agreement provided for the minimum return (the “floor”) on the Gold Loan to increase to 7.5% (from 5% under the original agreement); the minimum return provision was considered a derivative embedded in the Gold Loan (the “Minimum Return Derivative”) due to the floor being in the money at the time of the modification. The Minimum Return Derivative was equivalent to the additional amount (if any) the Company would have to pay at the maturity of the Gold Loan to ensure the return to Sprott was at least 7.5%; the derivative was marked to market at each period end with changes in fair value recorded as unrealized derivative gain (loss). At May 29, 2015 (the last payment on the Gold Loan), the Company paid $92 for the Minimum Return Derivative.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Gold Loan changes for three and six months ended June 30, 2015 and 2014 were as follows:

	Three months ended June 30, 2015			Six months ended June 30, 2015
	Accreted Principal	Transaction Costs	Total	Accreted Principal	Transaction Costs	Total
At beginning of period	$3,126	$(136)	$2,990	$7,650	$(335)	$7,315
Cash payments	(2,862)	—	(2,862)	(7,223)	—	(7,223)
Interest expense	61	136	197	296	335	631
Realized derivative gain	(860)	—	(860)	(2,070)	—	(2,070)
Realized foreign exchange loss	535	—	535	1,347	—	1,347
At June 30, 2015	$—	$—	$—	$—	$—	$—

	Three months ended June 30, 2014			Six months ended June 30, 2014
	Accreted Principal	Transaction Costs	Total	Accreted Principal	Transaction Costs	Total
At beginning of period	$20,085	$(942)	$19,143	$23,895	$(1,141)	$22,754
Cash payments	(3,966)	—	(3,966)	(8,041)	—	(8,041)
Interest expense	727	202	929	1,594	401	1,995
Realized derivative gain	(927)	—	(927)	(1,845)	—	(1,845)
Realized foreign exchange loss	202	—	202	519	—	519
At June 30, 2014	$16,121	$(740)	$15,381	$16,122	$(740)	$15,382

Embedded Derivative and Minimum Return Derivative (together “the embedded derivatives”) movements for the three and six months ended June 30, 2015 and 2014 were as follows:

	Three months ended June 30, 2015			Six months ended June 30, 2015
Embedded derivatives	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total
At beginning of period	$(336)	$10	$(326)	$(1,412)	$687	$(725)
Unrealized derivative gain	—	(10)	(10)	—	(687)	(687)
Unrealized foreign exchange loss	336	—	336	1,412	—	1,412
At June 30, 2015	$—	$—	$—	$—	$—	$—

	Three months ended June 30, 2014			Six months ended June 30, 2014
Embedded derivatives	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total
At beginning of period	$(3,079)	$—	$(3,079)	$(6,702)	$2,406	$(4,296)
Unrealized derivative (gain) loss	(67)	191	124	2,271	(2,215)	56
Unrealized foreign exchange loss	587	—	587	1,872	—	1,872
At June 30, 2014	$(2,559)	$191	$(2,368)	$(2,559)	$191	$(2,368)

(ii)          Standby Line

As at December 31, 2014, the Standby Line was fully repaid with $5,000 paid in December 2013 and the remaining balance of $30,000 paid in 2014, the latter including $10,000 on June 4 without penalty and $20,000 on December 31 together with a 6% prepayment fee ($1,200) and a 1% rollover fee ($200) as provided in the Modification Agreement. $3,356 of unamortized transaction costs were written off as at

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

December 31, 2014 ($964 for the three and six months ended June 30, 2014 related to the prepayment on June 4).

During the three and six months ended June 30, 2015 the Company incurred $Nil of interest expense and unwinding of discount related to the Standby Line (same periods in 2014 - $1,132 and $2,352, respectively), and paid $Nil in respect of interest expense (same periods in 2014 - $1,400 and $3,157, respectively).

10.       EQUITY

a)   Share capital

In 2014, the Company raised gross proceeds of $20,128 by issuing flow through common shares under two private placements (5,300,000 flow through common shares at $0.95 per flow through share issued in May 2014 and 12,900,000 flow through common shares at $1.17 per flow through share issued in December 2014). The net proceeds from the flow through financings of $19,310 were recorded as share capital ($15,652) and deferred premium liability ($3,658). The Company has until December 31, 2015 to spend the flow through funds raised in 2014 on eligible Canadian exploration expenditures (“CEE”). The Company has spent $11,398 on CEE to June 30, 2015 ($2,980 to December 31, 2014).

During the three and six months ended June 30, 2015, the Company amortized $1,192 and $2,072 (same periods in 2014 - $Nil) of deferred premium (recorded in other income (loss)).

b)   Reserves

i)                Share Options

As at June 30, 2015, the Company had 19,963,727 options outstanding of which 11,095,393 are exercisable. Movements in share options during the six months ended June 30, 2015 and 2014 were as follows:

	June 30, 2015		June 30, 2014
	Number of options	Weighted- average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	21,915,856	$1.55	24,245,365	$1.89
Granted	—	—	495,000	$0.79
Forfeited and expired	(768,000)	$2.24	(1,888,650)	$2.19
Exercised	(1,184,129)	$0.58	(225,000)	$0.87
Outstanding, end of period	19,963,727	$1.58	22,626,715	$1.86
Exercisable, end of period	11,095,393		11,231,000

ii)            Share based payment expense

Share based payment expense includes the stock option expense for the period and the expense related to the performance share units (“PSUs”) and deferred share units (“DSUs”).

During the three and six months ended June 30, 2015, the Company recognized $891 and $1,800, respectively (same periods in 2014, $594 and $1,121) of share based payment expense related to PSUs

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

and DSUs. Share based liabilities at June 30, 2015 and December 31, 2014 were $3,503 and $2,088, respectively ($1,820 and $394 current share based liability, respectively at June 30, 2015 and December 31, 2014).

Share based payment expense recognized for the period is allocated to production costs (expense related to stock options granted to mine employees) and general and administrative costs (expense related to PSUs, DSUs and stock options granted to directors and corporate employees).

The allocation of the share based payment expense (including stock options related expense and PSUs and DSUs expense) in the condensed consolidated statements of comprehensive income for the three and six month periods ended June 30, 2015 and 2014 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
General and administrative	$1,117	$854	2,240	1,606
Production costs	93	101	232	196
Total share based payment expense	$1,210	$955	$2,472	$1,802

c)   Basic and diluted earnings per share

The basic and diluted earnings per share for the three and six months ended June 30, 2015 and 2014 is calculated as shown in the table below. The diluted earnings per share for the three and six months ended June 30, 2015 and 2014 includes the impact of certain outstanding options; the impact of the outstanding convertible debentures is not included in the calculations as the impact would be anti-dilutive.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net earnings	$1,714	$12,907	$13,780	$17,494
Weighted average basic number of common shares outstanding (in ‘000s)	436,002	419,019	435,763	417,840
Basic earnings per share	$0.00	$0.03	$0.03	$0.04

Weighted average diluted number of common shares outstanding (in ‘000s)	441,520	421,936	441,138	420,564
Diluted earnings per share	$0.00	$0.03	$0.03	$0.04

Weighted average diluted number of common shares for the three and six months ended June 30, 2015 and 2014 is calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Weighted average commons share outstanding	436,002	419,019	435,763	417,840
In the money shares - share options	5,518	2,917	5,375	2,724
Weighted average diluted number of common shares outstanding	441,520	421,936	441,138	420,564

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

11.       SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Change in operating working capital
(Increase) decrease in receivables and prepaids	$(28)	$1,282	$(80)	$(279)
Decrease (increase) in inventories and stockpiled ore	2,151	246	1,592	(3,730)
Increase (decrease) in accounts payable and accrued liabilities	234	(3,213)	1,914	2,413
Decrease in current portion of share based payments	(385)	—	(385)	—
	$1,972	$(1,685)	$3,041	$(1,596)

Cash and cash equivalents at June 30 consist of:
Cash			$34,146	$33,033
Short term investments			47,287	20,000
			$81,433	$53,033

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Non-cash investing and financing activities
Mining interests
Reduction (increase) in working capital related to mining interests	$1,039	$(1,486)	$721	$(2,642)
Shares issued as part of impact and benefit agreement	—	—	56	45
	$1,039	$(1,486)	$777	$(2,597)
Share Capital
Transfer of amounts from contributed surplus	257	51	285	72
Shares issued as part of impact and benefit agreement	—	—	56	45
Deferred premium on flow through financing	—	(885)	—	(885)
	$257	(834)	$341	$(768)

12.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment, includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of loss of its equity investments, finance (loss) income, net, bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to the Chief Executive Officer, who is the chief operating decision maker.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

As at and for the three months ended June 30, 2015

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$67,442	$—	$—	$67,442
Earnings from mine operations	14,205	—	—	14,205
Expenses
General and administrative	—	—	(3,798)	(3,798)
Exploration and evaluation	—	(6,827)	—	(6,827)
Earnings (loss) from operations	14,205	(6,827)	(3,798)	3,580
Other income	—	—	1,160	1,160
Finance items (net)	—	—	(3,026)	(3,026)
Net earnings (loss)	$14,205	$(6,827)	$(5,664)	$1,714
Expenditures on mining interests including movements in working capital	10,539	$—	$—	$10,539
Total assets	$443,802	$105,915	$83,771	$633,488
Total liabilities	$46,802	$—	$99,606	$146,408

Three months ended June 30, 2014

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$75,091	$—	$—	$75,091
Earnings from mine operations	22,058	—	—	22,058
Expenses
General and administrative	—	—	(4,033)	(4,033)
Exploration and evaluation	—	(213)	—	(213)
Share of loss of investments in associates	—	—	(113)	(113)
Earnings (loss) from operations and associates	22,058	(213)	(4,146)	17,699
Other loss	—	—	73	73
Finance items (net)	—	—	(4,865)	(4,865)
Net earnings (loss)	$22,058	$(213)	$(8,938)	$12,907
Expenditures on mining interests including movements in working capital	$12,675	$—	$—	$12,675
As at December 31, 2014
Total assets	$454,611	$105,182	$59,885	$619,678
Total liabilities	$42,024	$—	$105,602	$147,626

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

As at and for the six months ended June 30, 2015

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$146,566	$—	$—	$146,566
Earnings from mine operations	37,550	—	—	37,550
Expenses
General and administrative	—	—	(7,741)	(7,741)
Exploration and evaluation	—	(11,981)	—	(11,981)
Earnings (loss) from operations and associate	37,550	(11,981)	(7,741)	17,828
Other income	—	—	2,124	2,124
Finance items (net)	—	—	(6,172)	(6,172)
Net earnings (loss)	$37,550	$(11,981)	$(11,789)	$13,780
Expenditures on mining interests including movements in working capital	$22,492	$709	$—	$23,201
Total assets	$443,802	$105,915	$83,771	$633,488
Total liabilities	$46,802	$—	$99,606	$146,408

Six months ended June 30, 2014

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$136,550	$—	$—	$136,550
Earnings from mine operations	36,347	—	—	36,347
Expenses
General and administrative	—	—	(7,686)	(7,686)
Exploration and evaluation	—	(447)	—	(447)
Share of loss of investments in associates	—	—	(382)	(382)
Earnings (loss) from operations and associates	36,347	(447)	(8,068)	27,832
Other loss	—	—	(534)	(534)
Finance items (net)	—	—	(9,804)	(9,804)
Net earnings (loss)	$36,347	$(447)	$(18,406)	$17,494
Expenditures on mining interests including movements in working capital	$26,787	$—	$—	$26,787
As at December 31, 2014
Total assets	$454,611	$105,182	$59,885	$619,678
Total liabilities	$42,024	$—	$105,602	$147,626

* Mining operations include activities on the Company’s Timmins West Mine, Bell Creek Mine and Bell Creek Mill.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of comprehensive income) as well as properties capitalized as per the Company’s policy (other than expenditures on properties forming part of mining operations).

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

13.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at June 30, 2015 and December 31, 2014 are as follows:

As at,	June 30, 2015	December 31, 2014
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$81,433	$54,370
Restricted cash	7,726	7,418
Embedded Derivative asset note 9(b)	—	1,412
	$89,159	$63,200
Loans and receivable, measured at amortized cost
Receivables	$2,982	$3,395
Available-for-sale, measured at fair value
Investments in public companies	$610	$708
Financial Liabilities
At fair value through profit or loss
Minimum Return Derivative liability note 9(b)	$—	$687
Other financial liabilities, measured at fair value
Share based liabilities	$3,503	$2,088
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$28,969	$26,531
Long term debt note 9	92,084	96,298
	$121,053	$122,829

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments. The fair value of Debentures at June 30, 2015 is $116,934 (December 31, 2014 - $97,021).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

As at	June 30, 2015	December 31, 2014
	Level 1	Level 1
Cash and cash equivalents	$81,433	$54,370
Restricted cash	$7,726	$7,418
Investments in public companies	$610	$708
	Level 2	Level 2
Gold Loan liability	$—	$7,049
Embedded Derivative asset note 9(b)	$—	$1,412
Minimum Return Derivative liability note 9(b)	$—	$687
Share based liabilities	$3,503	$2,088

The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

The fair value of the gold loan liability and embedded derivative asset are determined by discounting future payments based on forward gold prices and forward US$/Canadian$ foreign exchange rates.

The fair value of share based liabilities is determined based on option pricing models that utilize a variety of inputs that are a combination of quoted prices and market corroborated inputs.

14 SUBSEQUENT EVENTS

On July 16, 2015, the Company submitted a binding proposal to Temex Resources Corp. (“Temex”) for the acquisition of all of the common shares of Temex. Under the terms of the proposal, Temex shareholders would receive, for each Temex share, 0.105 of a Lake Shore Gold share (approximately 19 million shares of the Company valued at $23,000 at July 15, 2015).

The proposal by the Company follows the announcement in June that Temex had entered into an agreement with Oban Mining Corporation (“Oban”) in respect of its proposed acquisition of all common shares of each of Eagle Hill Exploration Corporation, Ryan Gold Corp., Corona Gold Corporation and Temex (the “Oban Agreement”).

Temex has disclosed that its Board of Directors has determined that the proposed agreement with Lake Shore Gold is a “superior proposal” as defined in the Oban Agreement and has provided notice of such determination to Oban.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Under the terms of the Oban Agreement, Oban has a period of ten business days expiring on July 30, 2015 (the “Response Period”) to submit an offer to amend the terms of that agreement with Temex.  If, within the Response Period, Oban offers to amend the Oban Agreement such that the Temex Board determines that the proposed agreement with Lake Shore Gold is no longer a superior proposal, Temex will be required to enter into an amendment to the Oban Agreement and implement the amended agreement. In that circumstance, no agreement will be entered into between Temex and Lake Shore Gold with respect to the transaction proposed by Lake Shore Gold.

Temex has disclosed that if, within the Response Period, Oban does not offer to amend the Oban Agreement, or if the proposed Lake Shore Gold transaction continues to be superior to an amended transaction proposed by Oban, Temex may pay Oban the agreed upon termination payment of $691,856, terminate the Oban Agreement, and enter into an agreement with Lake Shore Gold to complete a transaction on the terms proposed by Lake Shore Gold. In that event, the agreement proposed by the Company would require the directors and officers of Temex to enter into lock-up agreements with respect to the transaction with Lake Shore Gold on substantially the same terms as the agreements entered into with Oban and pursuant to which, among other things, they would agree to vote their Temex common shares in favour of the Lake Shore Gold transaction at a meeting of shareholders of Temex to be called to consider such transaction.